Back **2015-05-15, 09:48:32, EDT**

File insider report - Completed

The transaction has been reported.

Reported transactions for this session.

Insider: Herrick.L **Issuer:** TransGlobe Ener **Security:** Options Common

Transaction Number	2656968		
Security designation	Options (Common Shares)		
Opening balance of securities or contracts held	756000		
Date of transaction	2015-05-14		
Nature of transaction	52 - Expiration of options		
Number or value of securities or contracts acquired			
Equivalent number or value of underlying securities acquired			
Number or value of securities or contracts disposed of	102000		
Equivalent number or value of underlying securities disposed of	102000		
Unit price or exercise price	7.3600	Currency	Canadian Dollar
Conversion or Exercise price		Currency	
Date of expiry or maturity	2015-05-14		
Closing balance of securities or contracts held	654000	Insider's calculated balance	654000
Filing date/time	2015-05-15 09:48:29		
General remarks *(if necessary to describe the transaction)*			
Private remarks to securities regulatory authorities			